Exhibit 99.1

TURBO ENERGY SECURES STRATEGIC PATENT FOR AI-DRIVEN SOLAR,

BATTERY AND EV HOME ENERGY PLATFORM TARGETING

$12.5 BILLION U.S. RESIDENTIAL EV CHARGING MARKET

Patent strengthens Turbo Energy’s competitive positioning in the rapidly expanding

U.S. residential EV charging market and supports the nationwide rollout of its

SUNBOX® intelligent energy platform

VALENCIA, Spain — (GLOBE NEWSWIRE) – April 9, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of AI-optimized solar energy storage technologies and solutions, today announced that the United States Patent and Trademark Office (“USPTO”) has granted the Company U.S. Patent No. 12,503,000 B2, protecting its advanced optimization procedure and system designed to optimize electric vehicle (“EV”) charging in residential solar energy installations with battery storage. The patented technology strengthens Turbo Energy’s positioning in the rapidly expanding U.S. residential EV charging market, which the Company estimates could exceed $12.5 billion annually by the end of the decade, based on company estimates derived from publicly available projections from the U.S. Department of Energy (DOE) and the National Renewable Energy Laboratory (NREL), and electricity price data from the U.S. Energy Information Administration (EIA).

The patent arrives at a pivotal moment for the residential energy sector, as the electrification of transportation rapidly shifts electricity demand from public infrastructure into the home. As EV adoption accelerates, residential energy systems are becoming more complex, creating growing demand for intelligent platforms capable of coordinating solar generation, battery storage and EV charging within a single optimized framework.

According to projections from the U.S. Department of Energy and the National Renewable Energy Laboratory (NREL), the number of electric vehicles on U.S. roads could reach approximately 33 million by 2030 with around 64% of EV charging expected to occur in residential settings. At current average U.S. residential electricity prices reported by the U.S. Energy Information Administration (EIA), residential EV charging demand could represent an estimated $12.5 billion in annual electricity spending by the end of the decade, highlighting the scale of the emerging market opportunity. NREL has also estimated that the United States may require approximately 26.8 million private residential EV charging ports by 2030, underscoring the central role the home will play in the future EV ecosystem.

Turbo Energy’s patented technology is designed specifically for this shift. The system uses predictive analytics and optimization algorithms to intelligently coordinate solar generation, household demand, battery storage and EV charging based on historical consumption patterns, weather forecasts and electricity pricing signals.

By dynamically managing when energy is stored, consumed or directed to EV charging, the platform is designed to improve energy efficiency, reduce electricity costs and help ensure user-defined charging requirements are met. Rather than treating solar, storage and EV charging as separate assets, the patented system allows them to function as an integrated home energy platform.

“This patent grant reinforces Turbo Energy’s technological leadership in intelligent energy management at a pivotal moment for the U.S. residential energy market,” stated Mariano Soria, Chief Executive Officer of Turbo Energy. “As EV adoption accelerates, electricity demand is increasingly shifting into the home. Our patented platform is designed to intelligently coordinate solar generation, battery storage and EV charging so that households can manage energy more efficiently, reduce electricity costs and maximize the value of distributed energy.”

The patent also supports Turbo Energy’s broader strategic evolution from a hardware-focused solar storage provider into an integrated energy technology company centered on intelligent energy management platforms. This positioning is aligned with the Company’s U.S. expansion strategy following the successful certification of SUNBOX® Home under UL 5500 and UL 9540 standards and the rollout of initial residential installations across key U.S. markets.

Turbo Energy believes the patented technology has broad applicability across residential, commercial and other distributed energy environments that combine solar generation, storage and EV charging infrastructure. The Company intends to continue evaluating opportunities to incorporate this and other proprietary technologies into current and future product offerings, further advancing its SUNBOX® intelligent energy platform.

Sources

Market estimates referenced in this press release are derived from publicly available data and projections from the following sources:

●	U.S. Department of Energy (DOE), EV Grid Assist: Charts and Figures, Office of Clean Energy Manufacturing & Industrial Efficiency.

●	National Renewable Energy Laboratory (NREL), The 2030 National Charging Network: Estimating U.S. Light-Duty Demand for Electric Vehicle Charging Infrastructure, 2023.

●	U.S. Energy Information Administration (EIA), Electric Power Monthly – U.S. Residential Electricity Price Data, 2024–2025.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users across Europe, North America and South America to reduce dependence on traditional energy sources, lower electricity costs, and improve energy reliability. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com